UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

___________________________________________________

FINJAN HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title and Class of Securities)

31788H303
(CUSIP Number)

Suzanne McDermott
Halcyon Capital Management LP
477 Madison Avenue
8th Floor
New York, NY 10022
212-303-9400
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2018
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Long Duration Recovery Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): PN, IA

(1)	Includes 2,355,506 shares of common stock of the Finjan Holdings, Inc. (the “Issuer”) issuable upon the exercise of a warrant.
(2)
Based on 27,719,828 shares of common stock of the Issuer outstanding as of March 7, 2018, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2018,  plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: HLDR Management GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,719,828 shares of common stock of the Issuer outstanding as of March 7, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 14, 2018,  plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Management Holdings GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,719,828 shares of common stock of the Issuer outstanding as of March 7, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 14, 2018,  plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Management Partners LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): PN, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,719,828 shares of common stock of the Issuer outstanding as of March 7, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 14, 2018,  plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Management Partners GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,719,828 shares of common stock of the Issuer outstanding as of March 7, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 14, 2018,  plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: John Bader
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,719,828 shares of common stock of the Issuer outstanding as of March 7, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 14, 2018,  plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Jason Dillow
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)
Based on 27,719,828 shares of common stock of the Issuer outstanding as of March 7, 2018, as reported in the Issuer’s Form 10-K filed with the SEC on March 14, 2018,  plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

 Schedule 13D

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Finjan Holdings, Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 2000 University Avenue, Suite 600, East Palo Alto, CA 94303.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Halcyon Long Duration Recoveries Management LP, a Delaware limited partnership (“HLDR”)

2.	HLDR Management GP LLC, a Delaware limited liability company (“HLDR Management”)

3.	Halcyon Management Holdings GP LLC, a Delaware limited liability company (“Halcyon Management”)

4.	Halcyon Management Partners LP, a Delaware limited partnership (“Halcyon Partners”)

5.	Halcyon Management Partners GP LLC, a Delaware limited liability company (“Halcyon Partners GP”)

6.	John Bader

7.	Jason Dillow

(b) The business address or address of the principal office, as applicable, of the Reporting Persons is:

477 Madison Avenue
8th Floor
New York, NY  10022

(c) Each of the Reporting Persons is engaged in the business of investing.  HLDR, through investment management and/or other governance agreements, has voting and investment power over the securities held by certain accounts (the “Accounts”).  HLDR Management is the general partner of HLDR.  Halcyon Management is the sole member of HLDR Management.  Halcyon Partners is the sole member of Halcyon Management.  Halcyon Partners GP is the sole member of Halcyon Partners.  John Bader is the Chief Executive Officer of HLDR, HLDR Management, Halcyon Management, Halcyon Partners and Halcyon Partners GP.   Jason Dillow is the Chief Investment Officer of HLDR.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	HLDR – Delaware

2.	HLDR Management – Delaware

3.	Halcyon Management – Delaware

4.	Halcyon Partners – Delaware

5.	Halcyon Partners GP – Delaware

6.	John Bader – United States

7.	Jason Dillow – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price (inclusive of commissions for Common Stock purchases) of the securities of the Issuer reported herein was approximately $6,841,948.38. The securities of the Issuer reported herein were purchased with the working capital of the Accounts.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes in the belief that the securities of the Issuer were undervalued and represented an attractive investment opportunity.

John Greene, an employee of an affiliate of HLDR, serves as an observer to the Board of Directors (the “Board”) of the Issuer.  Mr. Greene had been a passive Board observer prior to the Board meeting on March 7, 2018.  However, at such meeting, Mr. Greene expressed his views regarding the Issuer’s business operations, deployment of capital and strategic direction.

Going forward, the Reporting Persons may have conversations with members of the Issuer’s management team and members of the Issuer’s Board regarding multiple topics, including, but not limited to, corporate governance and the composition of the Board, including potentially seeking a Board seat, general business operations and strategic alternatives to promote long-term value for the benefit of all shareholders. The Reporting Persons may engage in communications with one or more officers, members of the Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, in privately negotiated transactions, in transactions directly with the Issuer or otherwise, in each case, as applicable. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below are the securities of the Issuer directly held, as of the date hereof, by Accounts.

Holder	Securities Held

CAZ Halcyon Strategic Opportunities Fund, LP	569,977 shares of Common Stock

CAZ Halcyon Offshore Strategic Opportunities Fund, LP	88,012 shares of Common Stock

HLDR Fund I NUS LP	149,733 shares of Common Stock

HLDR Fund I TE LP	254,246 shares of Common Stock

HLDR Fund I UST LP	99,838 shares of Common Stock

Praetor Fund 1	755,115 shares of Common Stock

Soryn HLDR Vehicle II LLC	2,355,506 shares of Common Stock underlying the Warrant (as defined below)

The warrant to purchase 2,355,506 shares of Common Stock (the “Warrant”) held directly by Soryn HLDR Vehicle II LLC is exercisable at a strike price equal to $3.18 per share of Common Stock, and was exercisable starting on the three month anniversary of the Warrant’s June 19, 2017 issuance date and will expire on June 19, 2020.  The number of shares issuable upon exercise of the Warrant was originally 2,000,000 but has increased since the Warrant was issued as a result of certain anti-dilution adjustments pursuant to the Warrant.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Warrant, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

HLDR, through investment management and/or other governance agreements, has voting and investment power over the securities held by the Accounts.  As a result, and by virtue of their relationship with HLDR, each of HLDR Management, Halcyon Management, Halcyon Partners, Halcyon Partners GP, Mr. Bader and Mr. Dillow may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Accounts.

(c) Except as disclosed in Exhibit 99.3, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons. Exhibit 99.3 is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. The limited partners of (or investors in) each of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held for the accounts of their respective Accounts in accordance with their respective limited partnership interests (or investment percentages) in their respective Accounts.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure regarding the Warrant in Item 5 is incorporated herein by reference.

The Form of Warrant is incorporated by reference as Exhibit 99.2 hereto and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 20, 2017).

99.3	Transactions in securities of the Issuer effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 19, 2018

Halcyon Long Duration Recoveries Management LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HLDR Management GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Holdings GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Partners LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Partners GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

John Bader

By:	/s/ John Bader

Jason Dillow

By:	/s/ Jason Dillow

 Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.0001 per share, of Finjan Holdings, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 19th day of March, 2018.

Halcyon Long Duration Recoveries Management LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HLDR Management GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Holdings GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Partners LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Partners GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

John Bader

By:	/s/ John Bader

Jason Dillow

By:	/s/ Jason Dillow

Exhibit 99.3

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons (on behalf of Accounts) with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 16, 2018. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Buy	7,456	$1.92	01/31/2018
Buy	21,537	$1.92	01/31/2018
Buy	12,684	$1.92	01/31/2018
Buy	8,457	$1.92	01/31/2018
Buy	48,283	$1.92	01/31/2018
Buy	14,386	$1.918	02/01/2018
Buy	2,520	$1.918	02/01/2018
Buy	3,779	$1.918	02/01/2018
Buy	6,417	$1.918	02/01/2018
Buy	2,221	$1.918	02/01/2018
Buy	12,914	$1.884	02/02/2018
Buy	2,262	$1.884	02/02/2018
Buy	3,393	$1.884	02/02/2018
Buy	5,761	$1.884	02/02/2018
Buy	1,994	$1.884	02/02/2018
Buy	5,520	$1.813	02/05/2018
Buy	967	$1.813	02/05/2018
Buy	1,450	$1.813	02/05/2018
Buy	2,462	$1.813	02/05/2018
Buy	852	$1.813	02/05/2018
Buy	5,298	$1.754	02/06/2018
Buy	928	$1.754	02/06/2018
Buy	1,392	$1.754	02/06/2018
Buy	2,363	$1.754	02/06/2018
Buy	819	$1.754	02/06/2018
Buy	8,872	$1.83	02/07/2018
Buy	1,554	$1.83	02/07/2018
Buy	2,331	$1.83	02/07/2018
Buy	3,958	$1.83	02/07/2018
Buy	1,370	$1.83	02/07/2018
Buy	2,846	$1.828	02/08/2018
Buy	499	$1.828	02/08/2018
Buy	747	$1.828	02/08/2018
Buy	1,269	$1.828	02/08/2018
Buy	439	$1.828	02/08/2018
Buy	90,878	$2.244	02/12/2018
Buy	169,674	$2.244	02/12/2018
Buy	29,720	$2.244	02/12/2018
Buy	44,573	$2.244	02/12/2018

Buy	75,685	$2.244	02/12/2018
Buy	26,200	$2.244	02/12/2018
Buy	80,148	$2.342	02/13/2018
Buy	14,039	$2.342	02/13/2018
Buy	21,055	$2.342	02/13/2018
Buy	35,752	$2.342	02/13/2018
Buy	12,376	$2.342	02/13/2018
Buy	42,928	$2.342	02/13/2018
Buy	148,475	$2.732	02/14/2018
Buy	73,561	$2.916	02/14/2018
Buy	26,007	$2.732	02/14/2018
Buy	12,885	$2.916	02/14/2018
Buy	39,005	$2.732	02/14/2018
Buy	19,324	$2.916	02/14/2018
Buy	66,229	$2.732	02/14/2018
Buy	32,813	$2.916	02/14/2018
Buy	22,926	$2.732	02/14/2018
Buy	11,359	$2.916	02/14/2018
Buy	79,523	$2.732	02/14/2018
Buy	39,403	$2.916	02/14/2018
Buy	214,000	$2.874	02/16/2018
Buy	74,425	$2.846	02/20/2018
Buy	190,931	$2.881	02/21/2018
Buy	23,027	$2.905	02/22/2018